FORM 3  U.S. Securities and Exchange Commission           OMB Approval
                Washington, D.C.  20549           OMB Number        3235-0104
                                                  Expires:  December 31, 2000
                                                  Estimated ave.burden
                                                  hours per response......0.5


                  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF
                SECURITIES Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
             Section17(a) of the Public Utility Holding Company Act
                   of 1935 or Section 30(f) of the Investment
                               Company Act of 1940
--------------------------------------------------------------------------------
1.  Name and Address      2.  Date of Event Requiring    3. IRS or Soc.Sec.No.
    of Reporting Person       Statement (Month/Day/Yr)      of Reporting Person
                                                            (Voluntary)
Tiso,   Ronald      J.              03/11/02
-------------------------   ---------------------------     --------------------
(Last)  (First)  (Middle)

1928 Sussex Drive
------------------------                    4. Issuer Name and Ticker or Trading
        (Street)                               Symbol

Carrollton, TX  75007                           Probex Corp. (PRB)
------------------------                       ---------------------------------
  (City) (State)    (ZIP)

5.   Relationship of Reporting Person       6. If Amendment, Date of Original
     to Issuer (Check all applicable)
       X    Director        10% Owner          ---------------------------------
     -------         -------                      (Month/Day/Year)
            Officer         Other
     -------         -------
   (give title below)(specify below)        7. Individual or Joint/Group Filing
                                               (Check Applicable Line)
                                                X
     --------------------------------          ---  Form filed by one Reporting
                                                    Person

                                               ---  Form filed by more than one
                                                    Reporting Person*



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             Table I - Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------
1.   Title of Security              2.    Amount of          3.     Ownership Form:   4.   Nature of Indirect
     (Instr. 4)                           Securities                Direct (D) or          Beneficial
                                          Beneficially              Indirect (I)           Ownership
                                          Owned (Instr. 4)          (Instr. 5)             (Instr. 5)

 Common Stock                               6,117                     D(1)
---------------------------------         ----------------          ---------------        ------------------
 Common Stock                               1,231                     I                    By IRA
---------------------------------         ----------------          ---------------        ------------------
 Common Stock                               3,450                     I                    By Spouse's IRA
---------------------------------         ----------------          ---------------        ------------------

---------------------------------         ----------------          ---------------        ------------------

---------------------------------         ----------------          ---------------        ------------------

---------------------------------         ----------------          ---------------        ------------------

---------------------------------         ----------------          ---------------        ------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
         (Print or Type Responses)

* If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v)


FORM 3 (continued)
Page 2
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               Table II - Derivative Securities Beneficially Owned
          (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------
1.   Title of                       2.  Date Exercisable and           3.  Title and Amount of Securities
     Derivative                         Expiration Date                    Underlying Derivative Security
     Security                           (Month/Day/Year)                   (Instr. 4)
                                    ------------------------------------------------------------------------
                                    Date             Expiration                         Amount or Number
                                    Exercisable      Date              Title            of Shares


Warrant (right to buy)               11/02/00         11/02/05         Common Stock       11,000
---------------------------------   --------------   ---------------   --------------   --------------------
Warrant (right to buy)               02/20/01            (3)           Common Stock       35,750
---------------------------------   --------------   ---------------   --------------   --------------------

---------------------------------   --------------   ---------------   --------------   --------------------

---------------------------------   --------------   ---------------   --------------   --------------------

4.  Conversion or Exercise          5.  Ownership Form of                  6.  Nature of Indirect Beneficial
    Price of Derivative                 Derivative Security:                   Ownership
    Security                            Direct (D) or Indirect (I)             (Instr. 5)
     (Instr. 4)                         (Instr. 5)


 1.9625 (2)                                    D (1)
---------------------------------   ------------------------------------   ---------------------------------
 1.243 (2)                                     D (1)
---------------------------------   ------------------------------------   ---------------------------------

---------------------------------   ------------------------------------   ---------------------------------

---------------------------------   ------------------------------------   ---------------------------------

---------------------------------   ------------------------------------   ---------------------------------

---------------------------------   ------------------------------------   ---------------------------------


Explanation of Responses:


(1) Includes 4,992 shares of the Registrant's common stock and warrants to purchase common stock held in the name of Cambridge Strategies, LLC, which Mr. Tiso has contractual rights to acquire.

(2) The exercise price is subject to downward adjustments.

(3) Expires five years from the date a note made by the Registrant is paid in full.



                                                     /s/ Ronald J. Tiso                    03/21/02
                                                     -------------------------------      ----------
                                                     **Signature of Reporting Person         Date

** Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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